Exhibit 99.1

18 August 2009	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
Chairman’s Address to 2009 Annual Meetings
Michael Hammes
Louis will speak to you shortly about the outstanding performance of your company in what can only be described as extraordinarily difficult market conditions.
Given that, and the number of items on today’s meeting agenda, I intend to keep my remarks brief, and limit them to a couple of key areas.
Overall, I am pleased to report that the company made significant and positive progress in resolving many of the legacy issues that I described to you at last year’s meeting:
▪	In December last year, we reached a settlement with the ATO for tax issues in Australia through to 2006, except for the on-going litigation with the ATO in the 1999 RCI matter.

▪	In April, the US IRS concluded that James Hardie qualified for the benefits of the US/Netherlands Tax Treaty for the years 2006 and 2007.

▪	Also in April, we learned the outcome of the ASIC proceedings. While we were disappointed with the findings, I repeat the commitment I made in my Chairman’s letter that we will learn from this experience and endeavour to pursue the highest standards of transparency and corporate governance.

▪	Finally, today we have put before you the first stage in our proposal to transform James Hardie from a Dutch NV into a Dutch SE and then in a second stage, and subsequent proposal, transfer its domicile to Ireland.
Both the Board and management are focused on working to put the remaining legacy issues – which are now thankfully much reduced – behind us so that we can concentrate on strengthening our company in preparation for future growth.
That brings me to the next area I want to touch on: executive remuneration. This is the subject of a number of resolutions before the 2009 AGM, and of questions and comments sent in by shareholders in advance of the meeting.
As you will see shortly in Louis’ presentation, our management team performed exceptionally well last year, in terms of maximising the company’s market, operating and financial results, and continuing to build the foundations for outstanding results when the economic situation returns to “normal”.
The results announced this morning give us a very positive indication of what can be achieved with the foundations they have built.

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The Board wants to provide this management team with compensation that gives them incentive and motivation and, at the same time, is consistent with today’s standards and expectations, and aligned with shareholder interests.
The changes that we are proposing were arrived at with the advice and assistance of two outside and independent consulting firms.
We announced the proposed changes to the ASX a few months ago and since then I have spent some time discussing them with major shareholders and governance advisors.
In summary, we are proposing to extend the interim plan that received strong shareholder approval last year because we believe it will continue to focus and motivate management to accomplish objectives most important to shareholders.
We will also introduce a scorecard of measures to assess management’s long-term performance. If management does not perform to our expectations on a range or measures – US primary demand growth; US product mix shift; zero to the landfill; safety; strategic positioning; legacy issues; managing during the economic crisis and talent management development – the Board may, at its discretion, “claw back” up to 100% of the Long-term Incentive.
The last area I want to address is that of dividends – again, a subject of comment in forms submitted in advance of the meeting.
Like many companies, we had to make a difficult decision to omit both the interim and final dividends for fiscal year 2009.
As we announced at the year-end results presentation in May, until market conditions improve, we believe it is prudent to continue to omit dividends in order to conserve capital.
We understand that this is an unpopular decision with some shareholders, but – like most of the decisions we are making – it is firmly focussed on the future of the company.
No one knows when the economic situation will return to “normal” and exactly what level of sustainable demand that will imply.
However, based on decisions and actions already taken and those being considered, we believe your company is well placed to continue to build on its leading position in the building materials industry.
I will now ask Louis to talk to you about the performance of the business.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

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Disclaimer: Forward looking statements
This Chairman’s Address contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

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